SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

ALCOBRA LTD.
(Name of Registrant)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ALCOBRA LTD.

6-K ITEM

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on February 17, 2014 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of business on the Nasdaq Capital Market on January 17, 2014 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Yaron Daniely
Dr. Yaron Daniely Chief Executive Officer and President

Date: January 10, 2014

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ALCOBRA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Alcobra Ltd. (“Company”) will be held on Monday, February 17, 2014, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To approve the Company’s Executive Compensation Policy.

2.	To approve the changes to the compensation terms of Dr. Yaron Daniely, the Company’s Chief Executive Officer and President, including salary increase, equity grant and an annual bonus for the year 2013.

3.	To approve the award of an annual bonus for the year 2013 to Mr. Udi Gilboa, the Company's Chief Financial Officer.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Capital Market on January 17, 2014 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate if such shareholder is registered in the register of shareholders of the Company.

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Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum. Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at our principal executive offices at 2 Weizman Street, Tel-Aviv, Israel 6423902, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by Friday, February 14, 2014 at 10:00 am Israel time, which is Friday, February 14, 2014 at 3:00 am Eastern Standard Time.

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If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Dr. Yaron Daniely

Dr. Yaron Daniely
Chief Executive Officer and President

January 10, 2014

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ALCOBRA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Monday, February 17, 2014, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To approve the Company’s Executive Compensation Policy.

2.	To approve the changes to the compensation terms of Dr. Yaron Daniely, the Company’s Chief Executive Officer and President, including salary increase, equity grant and an annual bonus for the year 2013.

3.	To approve the award of an annual bonus for the year 2013 to Mr. Udi Gilboa, the Company's Chief Financial Officer.

ITEM 1 – APPROVAL OF EXECUTIVE COMPENSATION POLICY

Pursuant to a recent amendment to the Israeli Companies Law, all public Israeli companies, including companies whose shares are publicly-traded only outside of Israel, such as Alcobra Ltd., are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law.

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Pursuant to the recent amendment, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors, followed by the further approval of the shareholders (although such approval may be waived in certain circumstances prescribed by the Israeli Companies Law).

In accordance with the new Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our executives, which addresses the items prescribed by the Israeli Companies Law. A copy of the Company’s proposed Executive Compensation Policy is attached hereto as Exhibit A. Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Company’s Executive Compensation Policy in the form attached hereto as Exhibit A.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.[1]

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 2 – APPROVAL OF THE CHANGES TO THE COMPENSATION TERMS OF DR. YARON DANIELY,
THE COMPANY'S CHIEF EXECUTIVE OFFICER, INCLUDING SALARY INCREASE,
EQUITY GRANT AND AN ANNUAL BONUS FOR THE YEAR 2013

The Company entered into an employment agreement with its Chief Executive Officer, Dr. Yaron Daniely, which was amended several times, with the latest amendment approved by our shareholders on January 2, 2013. Under the terms of his amended employment agreement, Dr. Daniely is entitled, among other things, to a monthly salary of $15,000 (paid in NIS at a rate of no less than $ 1 to NIS 4) and an annual bonus of in the amount of 2 to 6 monthly salaries.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares.

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After reviewing Dr. Daniely's efforts during the year 2013 and exceptional and outstanding contribution to the Company’s success, the Compensation Committee has recommended and approved, and the Board of Directors has further approved and recommends, that shareholders approve the following changes to Dr. Daniely’s compensation terms:

(a)	an increase of Dr. Daniely’s monthly salary to an amount in NIS that equals $30,000;

(b)	grant of a cash bonus in the amount of $200,000 for Dr. Daniely’s outstanding achievements in 2013; and

(c)	Grant of 150,000 options to purchase the same number of Ordinary Shares of the Company, at an exercise price equal to 110% of the last known closing price of the Ordinary Shares of the Company on the Nasdaq Capital Market immediately prior to shareholder approval. Of such options, 1/4 of the options shall be granted fully vested and an additional 1/4 shall vest upon each of the 1st, 2nd and 3rd anniversaries of the date of shareholders approval, all provided that Dr. Daniely remains employed by the Company at the relevant time. Any option not exercised shall expire upon the 6th anniversary of the date of shareholders approval.

All other terms of the options shall be subject to the terms of the Company's 2010 incentive option plan.

In making its recommendation, the Compensation Committee considered various factors, including (a) Dr. Daniely's education, skills, expertise, professional experience, and achievements; (b) Dr. Daniely's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Dr. Daniely's office and employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company. The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Dr. Daniely, the equity and compensation for comparably situated chief executive officers, and the estimation of Dr. Daniely's expected contributions to the future growth and success of the Company.

Our Board of Directors subsequently approved the terms of the salary increase upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such increase of salary, award of annual bonus and award of options.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase of Dr. Daniely’s monthly salary to a total of $30,000, effective January 2014, grant of an annual bonus, for the year 2013, and grant of 150,000 options under terms described in the proxy above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.[2]

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The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – APPROVAL OF THE AWARD OF AN ANNUAL BONUS FOR THE YEAR 2013
TO MR. UDI GILBOA, THE COMPANY'S CHIEF FINANCIAL OFFICER

Mr. Udi Gilboa, who is the Company’s co-founder, has served as Chief Financial Officer since the Company’s inception. After reviewing Mr. Gilboa's efforts during the year 2013 and his and exceptional and outstanding contribution to the Company’s success, the Compensation Committee has recommended and approved, and the and Board of Directors has further approved and recommends, that shareholders approve the grant to Mr. Gilboa of an annual bonus in the amount of $200,000 for the year 2013.

In making its recommendation, the Compensation Committee considered various factors, including (a) Mr. Gilboa's education, skills, expertise, professional experience, and achievements; (b) Mr. Gilboa's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Gilboa's office and employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company. The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry and the responsibilities and duties performed by Mr. Gilboa.

Our Board of Directors subsequently approved the terms of said bonus upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such award of annual bonus.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of an annual bonus for the year 2013 to Mr. Udi Gilboa, in the amount of $200,000.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.[3]

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

2 See footnote 1 above.

3 See footnote 1 above.

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Exhibit A

January 6, 2014

Alcobra Ltd.

(hereinafter: the “Company”)

Compensation Policy for Company Office Holders

(hereinafter: the “Policy” and/or the “Compensation Policy”)

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1.	The Objective of the Document

The objective of this document is to define and describe the Company’s office holder compensation policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Compensation Policy does not grant rights to the Company’s office holders, and the adoption of this Compensation Policy in itself does not grant the right to any office holder of the Company to receive any of the compensation components described herein. The compensation amounts and components that an office holder will be entitled to receive will be only those that are specifically approved for the office holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an office holder should receive compensation that is less than the compensation contemplated in this Compensation Policy, this will not be considered a deviation or exception from this policy, and thus shall not require receiving approval of the general shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from the compensation policy.

The Compensation Policy will apply to compensation approved as from the date of adoption of the policy by the Company’s general shareholders’ meeting.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Definitions

“Office Holder” – defined in the Israeli Companies Law from time to time and correct as to the adoption date of this Policy – Chairman of the Board, Directors, CEO, Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

“Senior Staff” – the Company’s Chief Officers and those performing management functions directly subordinate to the CEO.

“Fixed Component” – payments in respect to employment or services that are provided, that does not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and equity-based payments that are performance based.

“Severance Grants” – payment or any other benefit awarded to an office holder in relation to the termination of his position at the Company. These payments do not relate to severance payments required by applicable law.

“Advance Notice Period” – the period after which the termination or the end of service agreement will become effective.

“Equity-based Payment” – options, restricted shares, restricted stock units (RSU) and any other equity based payments settled with the Company’s shares.

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3.	Background

On December 12, 2012, Amendment 20, which sets forth obligations with respect to the adoption of a compensation policy for office holders in Israeli public companies or private companies which issued bonds to the public entered into effect.

Pursuant to the Companies Law, this Compensation Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s office holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.
4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled office holders in the Company, who will be able to contribute to the Company and maximize its profits over the long term.
4.3	Putting an emphasis on performance based compensation, and tying the office holders to the Company and its performance, by matching the office holders’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and with consideration of their position.
4.4	Creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between fixed compensation and variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s office holders:

5.1	The office holder’s education, skills, expertise, professional experience and achievements.
5.2	The office holder’s position and level of responsibility and previous employment agreements.
5.3	The office holder’s contribution to the Company’s performance, profits and stability.
5.4	The level of responsibility borne by the office holder due to his position in the Company.
5.5	The need of the Company to retain the office holder in view of the office holder’s special skills, knowledge and/or expertise.
5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Compensation Policy.

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6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s office holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s office holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of preparing the Compensation Policy described hereunder, the Compensation Committee and Board of Directors examined the ratio between the total compensation of office holders that derives from the adoption of this policy and the average and median cost of employment of the Company’s employees. The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

7.	The Compensation Terms – General

7.1	The compensation terms proposed to an office holder of the Company will be determined with reference to the existing compensation terms of other Company office holders and may take into consideration the compensation terms for office holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market cap).
7.2	The Company will be permitted to grant the office holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for office holders filling certain positions), a cash award (bonus) and/or equity-based payment.
7.3	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.
7.4	Regarding compensation paid to office holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.

8.	The Fixed Component

8.1	General
8.1.1	The base salary[1] constitutes fixed compensation the purpose of which is to compensate the office holder for performing his position in the Company and for performing the ongoing duties required by his job.

The base salary of the office holder will be determined in the negotiation regarding his employment with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, and may take into consideration the existing salary terms of other Company office holders, as well as reference to accepted salary terms in the market and industry for office holders holding similar positions in comparable companies.

8.1.2	In this document “management fees” or “salary cost” mean the Company’s cost of employment with regards to the fixed component, including related benefits as mentioned in Paragraph 8.3, including any tax or other deductions required of the Company in connection with the employment, and excluding accounting provisions in respect of past commitments and VAT.
8.1.3	The maximum base salary costs are detailed below based on a full time position (100%) assumption. The maximum salary cost of CEO or senior staff (please note that this does not include the Chairman of the Board) who is a part time employee of the Company, should be adjusted taking into consideration such partial position and its effects.

1 Base Salary - The office holder’s salary, excluding related benefits as described in section 8.3.

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8.2	Base salary

Chairman of the Board

8.2.1	The monthly salary cost/monthly management fees of the Chairman of the Board (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation) shall not exceed US$ 6 thousand.

The Company’s CEO

8.2.2	The monthly salary cost/monthly management fees of the CEO (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation) shall not exceed US$ 45 thousand.

Senior Staff

8.2.3	The monthly salary cost/monthly management fees of each senior staff officer (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation) shall not exceed US$ 35 thousand.

Changes in the salary terms of the office holders mentioned above will be made according to the provisions and approvals required by law.

8.3	Related Benefits

The Chairman of the Board, CEO and senior staff will be entitled to social benefits as provided under law. In addition, their salary package can include additional benefits, such as a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in the law, health insurance, etc. These benefits will be as accepted in the Company on the date of approving the compensation policy, and may be examined from time to time and be adjusted by the compensation committee subject to such approvals required by law.

8.4	Sign-on bonus

CEO and senior staff may be eligible, in connection with their nomination, to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors, which shall not exceed 3 monthly salaries (on a base salary basis). Signing bonus, as to be granted to the office holder, shall be considered as part of the fixed components, given that is not contingent on achieving goals.

9.	Advance Notice and Severance Terms

9.1	Advance Notice
9.1.1	The advance notice period for termination of employment will be determined on an individual basis with CEO, each senior staff members and the Chairman of the Board, with reference to the parameters detailed in Paragraph 5 above and to the advance notice periods prescribed in employment agreements of the other office holders and the advance notice periods accepted in the market and industry for office holders holding similar positions.
9.1.2	As regards to senior staff who on the date of approving the compensation policy have personal employment agreements that refer to the advance notice period, there will be no change in this period as provided in their employment agreements. In any event, the advance notice period of each senior staff, CEO and the Chairman of the Board are limited to 3 months.

9.2	Severance Grants
9.2.1	The Company’s Board of Directors will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder.
9.2.2	The entitlement to a Severance Grant, in terms of CEO and the senior staff monthly salaries, shall not exceed 12 monthly salaries (on a base salary basis).
9.2.3	The Severance Grants will be discussed by the Compensation Committee that will provide its recommendation to the Board of Directors, both of which will consider the following:

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▪	The office holder is employed or provides services to the Company for at least two years.
▪	Throughout his period of employment the office holder has made a significant contribution to advancing the Company’s business.
▪	The office holder is not leaving the Company’s employment under circumstances justifying the non-payment of severance pay and upon termination of employment the office holder shall have entered into a general release agreement, where he releases the Company from all claims..
▪	The Company’s CEO (or Chairman of the Board in the event of the CEO retiring) recommendation regarding payment of a severance grant.
▪	The compensation terms awarded to such office holder throughout the terms of employment or services.
▪	The Company’s performance throughout the terms of office holder’s employment or services.

10.	The Variable Component

10.1	The annual cash bonus (hereinafter: “bonus”)
10.1.1	The Company is permitted to grant a bonus to the CEO and senior staff as part of their compensation package.
10.1.2	The entitlement to a bonus will be determined according to measureable criteria (hereinafter: the “measureable bonus”) and qualitative criteria (hereinafter: the “discretionary component”).
10.1.3	CEO or senior staff who has worked for less than one full calendar year and at least 4 months during the calendar year will be entitled to a proportionate annual bonus according to his period of employment, insofar as he is entitled to a bonus.
10.1.4	The measurable bonus shall be composed of general measureable parameters based on the Company’s performance (hereinafter: the “company parameters”) and specific measureable parameters tailored for the CEO and each of senior staff of the Company (hereinafter: the “specific parameters”).

The company parameters’ weight of the total measurable bonus will be at least 30%.

10.1.5	The company parameters will be established and approved by the Board of Directors for each applicable year, and may include, inter alia:
▪	The initiation or completion of clinical trials.
▪	The completion of an in-license or an out-license deal.
▪	The execution of commercial cooperation deals.
▪	The approval to market a new product.
▪	The commencement of a revenue stream.
▪	The realization of expense budget targets or cash Flow.
10.1.6	The specific parameters for the senior staff, the CEO will be determined by the CEO, Chairman of the Board and the Compensation Committee, respectively.
10.1.7	The parameters (company and specific) and there weights for each of the relevant office holder will be determined for each applicable year, at the beginning of the year and not later than March 31st. These parameters will be based the company strategic business plan objectives, and each office holder main responsibilities and contribution for achieving this objectives during the following year.

Measurable Bonus Amounts

10.1.8	The maximum measurable bonus is limited as follows:

Position	CEO	Senior Staff
Maximum measurable bonus (on a monthly base salary basis)	8	6

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The Discretionary Component Bonus (For the CEO and Senior Staff)

10.1.9	The CEO and each senior staff will be entitled to an annual bonus that will be determined by the Compensation Committee, while taking into consideration their performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect to this component will include, inter alia:
▪	The superior’s evaluation of the personal contribution to the Company’s performance, achieving its objectives.
▪	The superior’s evaluation of the quality of the performance.

▪ A material change in the duties.

▪	Compliance with internal procedures, legal and/or regulatory objectives.

▪ The office holder’s level of responsibility.

10.1.10	The discretionary component bonus shall not exceed 2 monthly salaries (on a base salary basis). The total annual bonus (the measurable bonus and the discretionary component bonus) shall not exceed the amounts mentioned in section 10.1.8 above.

Bonus Adjustments

10.1.11	After receiving the compensation committee’s recommendation, the Company’s Board of Directors has the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.12	An office holder will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the office holder to return bonus amounts that were paid.
10.1.13	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the office holder and the amount that would have been received according to the amended data restated in the Company’s financial statements.

10.2	Equity-based Payment
10.2.1	The Company reserves the right to grant equity-based payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.
10.2.2	The Company’s office holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.
10.2.3	The annual economic value of the equity-based payment will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date by the number of years until the vesting of the last tranche (linear division) (the “Annual Economic Value”). This value shall not exceed 8 monthly salaries for the CEO (on a base salary basis), 6 monthly salaries for each existing senior staff member (on a base salary basis) and US$ 100,000 for the Chairman of the Board.

Determination of Annual Economic Value of equity-based payment shall be made disregarding any equity based payment granted prior to the adoption of the Compensation Policy.

10.2.4	Sign-On equity-based payment - The Company reserves the right to grant an additional equity-based payment for a newly-hired senior staff member that shall not exceed an Annual Economic Value of US$ 500,000. A period of 4 years from the grant date will be required until the full vesting of such grant.
10.2.5	The Compensation committee and the board of directors have decided not to limit the benefit at the exercise date since according to its approach the matter impairs the option grant rational.

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10.2.6	For each equity-based payment that does not include performance-based vesting (and other than Sign-On equity-based payment as described in section 10.2.4), a period of at least 3 years from the grant date will be required until the full vesting, and the exercise period of the first portion will be no less than one year. Moreover, the Company shall be permitted to adopt a policy of annual grants with each portion vesting after at least two years.
10.2.7	The Company has the right to define other specific performance terms (other than service period) in relation to the equity-based payment for each office holder, including specific performance-based vesting conditions (without defining specific service period).
10.2.8	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market in regard to these plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components

11.1	The ratio between the variable components and the fixed component shall not exceed the following:

Chairman	CEO	Senior staff [2]
2.5	1.25	1.0

12.	Directors’ Remuneration (Other than the Company’s Chairman of the Board)

12.1	The remuneration of the Company’s external directors and independent directors (as defined by Israeli law) will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (hereinafter: “the Remuneration Regulations”), and will include an annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees, and any other benefit (including reimbursement of expenses) that is granted to directors by law, and in case, shall not include equity-based payment.
12.2	The Company’s non-external and non-independent directors shall receive a fixed payment and Remuneration according and limited to the terms defined in the applicable law. In addition, they may be each be eligible for equity-based payment limited to an annual value of US$ 100,000.

13.	Release, Indemnification and Insurance of Office Holders
13.1	Insurance of Directors and Office Holders

Directors and office holders will be covered by a directors and officers liability insurance policy that will be acquired and maintained by the Company according to the provisions of the law from time to time. The terms of the policy shall provide for coverage of up to US$ 35 million (per claim and in the aggregate), provided that the annual premium shall not exceed US$ 250,000.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and office holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the Office holders shall not exceed a percentage of the Company’s equity as specified in the Company’s articles (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

2 The ratio calculation does not take into account the theoretical maximum value of the Sign-On equity-based payment as described in section 10.2.4.

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ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Aharon Schwartz, Chairman of the Board, Dr. Yaron Daniely, Chief Executive Officer, Mr. Udi Gilboa, Chief Financial Officer and Nir Peles, VP Finance and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd.  (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on Monday, February 17, 2014, at 10:00 a.m. (Israel Time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ALCOBRA LTD.

FEBRUARY 17, 2014

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1.	To approve the Company’s Executive Compensation Policy.	☐	☐	☐

2.	To approve the changes to the compensation terms of Dr. Yaron Daniely, the Company’s Chief Executive Officer and President, including salary increase, equity grant and an annual bonus for the year 2013.	☐	☐	☐

3.	To approve the award of an annual bonus for the year 2013 to Mr. Udi Gilboa, the Company's Chief Financial Officer.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

SIGNATURE	DATE	SIGNATURE	DATE

Note: Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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